SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934

For the quarter ended September 30, 2000


               AYOTTE MUSIC INC.                             000-30683
-----------------------------------------------       --------------------------
(Translation of Registrant's name into English)              SEC File No.

                 2060 Pine Street, Vancouver, BC, Canada V6J 4P8
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of forms 20-F or Form 40-F.]

               Form 20-F     X                Form 40-F
                          -------                        --------

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.]

                  Yes                             No     X
                       --------                       -------



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AYOTTE MUSIC INC.                                                OCTOBER 6, 2000

TO THE SHAREHOLDERS:

Ayotte Music Inc. successfully completed the re-design of a "new" e-commerce website that went "live" on September 1st, 2000. The new site offers a number of features to greatly improve the on- line experience.

Ayotte, in conjunction with Rethink Advertising have successfully completed a new print advertising campaign which is scheduled to roll-out in the North American market in late August, 2000 and in the European market in late October, 2000.

Ayotte has completed the process of registering its common stock with the U.S. Securities and Exchange Commission (SEC) on Form 20-F. This will allow Ayotte to register its common stock for trading in the US Equity markets.

Management is continuing to actively seek out other web-based businesses to merge into the company.

Management is also actively searching for new products to add to the website for sale directly to consumers.

Sincerely,


/s/  Louis Eisman
Acting President and CEO

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AYOTTE MUSIC INC.

Balance Sheet
August 31, 2000
--------------------------------------------------------------------------------
                                                          2000             1999
--------------------------------------------------------------------------------

ASSETS

CURRENT
  Cash and term deposits                           $   842,620      $   105,090
  Accounts receivable                                   95,808          457,484
  Inventories                                          271,284          356,884
  Prepaid expenses                                      29,748           10,855
--------------------------------------------------------------------------------
                                                     1,239,460          930,313
--------------------------------------------------------------------------------

CAPITAL                                                220,140          270,091

PATENT                                                   1,016            1,016
--------------------------------------------------------------------------------

                                                   $ 1,460,616      $ 1,201,420
================================================================================

LIABILITIES

CURRENT
  Accounts payable and accrued liabilities         $   115,556      $   334,823

OBLIGATIONS UNDER CAPITAL LEASES                          --             18,453
--------------------------------------------------------------------------------
                                                       115,556          353,276
--------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL                                        3,019,737        2,525,737

DEFICIT                                             (1,674,677)      (1,677,593)
--------------------------------------------------------------------------------

                                                     1,345,060          848,144
--------------------------------------------------------------------------------

                                                   $ 1,460,616      $ 1,201,420
================================================================================

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AYOTTE MUSIC INC.

Statement of Operations and Deficit
Second Quarter ended August 31, 2000
--------------------------------------------------------------------------------
                                                        2000               1999
--------------------------------------------------------------------------------

SALES                                            $   681,974        $ 1,107,182

COST OF GOODS SOLD                                   392,295            833,835
--------------------------------------------------------------------------------

GROSS MARGIN                                         289,679            273,347
--------------------------------------------------------------------------------

EXPENSES
  Advertising and promotion                           35,834            147,214
  Amortization                                        30,000             29,953
  Auto                                                   422                873
  Bad debts                                              800             63,943
  Bank charges and interest                           17,058             11,714
  Computer                                             3,480              3,559
  Insurance                                            7,508             10,204
  Internet and Website                                10,275               --
  Legal and accounting                                16,860             32,725
  Management fees                                     24,000             24,000
  Office                                               6,228             16,980
  Rent                                                 4,083             55,096
  Repairs and maintenance                              1,900              2,146
  Salaries and employee benefits                     101,185            166,062
  Telephone and fax                                   11,927              7,932
  Utilities                                            1,303             11,762
  *One Time Corporate expenses                        89,411               --
--------------------------------------------------------------------------------

                                                     362,274            584,163
--------------------------------------------------------------------------------

INCOME (LOSS) FROM OPERATIONS                       (310,816)           (72,595)

OTHER
  Expense recovery                                    44,049               --
  Other income                                         2,137                406
  Gain (loss) on foreign exchange                      6,312             (2,068)
--------------------------------------------------------------------------------

NET INCOME (LOSS) FOR THE PERIOD                     (20,097)          (312,478)

DEFICIT, beginning of period                      (1,654,580)
--------------------------------------------------------------------------------

DEFICIT, end of period                           $(1,674,677)       $(1,677,593
================================================================================

Note:*Corporate Expenses are those expenses that relate to the SEC listing and the search for other web based businesses.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             AYOTTE MUSIC INC.
                                             (Registrant)



Date:  October 10, 2000                 By:       /s/    Don Mazankowski
                                             -----------------------------------
                                             General Manager

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